UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42853

PLATINUM ANALYTICS CAYMAN LIMITED

(Registrant’s Name)

60 Anson Road, 17-01

Mapletree, Singapore 079914

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Suspension of Trading

On October 3, 2025, the U.S. Securities and Exchange Commission (the “SEC”) issued an order suspending trading in Platinum Analytics Cayman Limited (the “Company”) securities for the period from 4:00 a.m. ET on October 6, 2025 through 11:59 p.m. EDT on October 17, 2025, which order is available at https://www.sec.gov/files/litigation/suspensions/2025/34-104164-ts.pdf. On October 7, 2025, the Company received an information request from The Nasdaq Stock Market LLC (“Nasdaq”) for certain information and documents. The Company has not participated in any price manipulation activity and will fully cooperate with both the SEC and Nasdaq.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLATINUM ANALYTICS CAYMAN LIMITED

Date: October 9, 2025	By:	/s/ Huiyi Zheng
	Name:	Huiyi Zheng
	Title:	Chief Executive Officer